AUSTRALIAN SECURITIES EXCHANGE (“ASX”) APPROVES PRIMERO’S REQUEST TO DELIST

Toronto, Ontario, October 14, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) today announced that the ASX Limited approved its request for removal from the official list of the Australian Securities Exchange as follows:

1.

Based solely on the information provided, ASX resolves to remove the Company from the official list of ASX at the request of the Company pursuant to listing rule 17.11 subject to the following conditions:

1.1

The Company must immediately announce to the market that ASX has agreed to the Company's request to be removed from the official list, and set out in that announcement the timetable for the suspension from official quotation of the Company's securities and the removal of the Company from the official list (the “Announcement”).

1.2

As soon as possible after making the Announcement, the Company sends a letter to holders of CDIs, informing them of the Company's intention to be removed from the official list of ASX, and notifying them of the availability of the facility through which they may sell their shares on the TSX or NYSE.

1.3	The date on which the Company will be removed from the official list will be 30 December 2013 (the “Delisting date”).

1.4	The Company's securities will be suspended from official quotation on 23 December 2013 (the “Suspension date”).

1.5

The Company makes provision for there to be a facility through which holders of the Company's CHESS Depositary Interests (“CDIs”) may sell their underlying shares on New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) through an ASX participating organisation for a period of not less than three months after the Delisting date.

1.6	The Company immediately releases to the market the full terms of this decision.

2.	ASX has considered listing rule 17.11 only and makes no statement as to the Company’s compliance with other listing rules.

Macquarie Capital Markets Canada Ltd. will act as the broker to Primero in connection with the Voluntary Sale Facility and Compulsory Sale Facility to be implemented in connection with the delisting by the Company of its CDIs currently listed on the ASX.

Further details of the proposed delisting process will be mailed to CDI holders and posted on Primero’s website in due course. Following the expected delisting from the ASX, the common shares of Primero will continue to be listed on the NYSE and the TSX.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 69.2% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “indicative” or variations of such words and phrases or statements that certain actions, events or results “may”,or “will”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's intention to delist from the ASX and the Company’s intentions to become an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management including with respect to ASX approval for delisting and conditions associated with such approval, the availability of CDI register transfer facilities and sale facilities and the ability of brokers to sell Primero shares underlying the CDIs on the TSX or NYSE, market conditions; the specific assumptions set forth above in this news release; that the Company does not change its exploration plans; that the geology and vein structures in the Sinaloa Graben and the West Block, and on the Cerro del Gallo property are as expected and that certain veins remain open at depth. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the ASX not approving the delisting of the Company’s CDIs and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.